CERTIFICATIONS PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 40-F of Esperanza Resources Corp. for the period ended December 31, 2012, I, Greg D. Smith, Chief Executive Officer of the issuer, certify that:

1.

The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the issuer.

Date: March 18, 2013

By: (Signed) “Greg D. Smith”

     Greg D. Smith

     President and Chief Executive Officer